Mail Stop 4720

March 31, 2010

Via Facsimile and U.S. Mail

Andrew D. Cameron
Executive Vice President, General Counsel & Secretary
The PMI Group, Inc.
PMI Plaza
3003 Oak Road
Walnut Creek, California 94597

> **Re: The PMI Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 16, 2010**
> **File No. 001-13664**

Dear Mr. Cameron

        We have completed our review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

Sincerely,

Jeffrey Riedler,
Assistant Director

cc: Sarah P. Payne
       Sullivan & Cromwell LLP
       1870 Embarcadero Road
       Palo Alto, California 94303-3308